MICHAEL A. RAMIREZ

Counsel

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

June 1, 2022

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:    Separate Account A of Pacific Life Insurance Company (811-08946) and Registration Statement on Form N-4 (File No. 333-261003); Separate Account A of Pacific Life & Annuity Company (811-09203) and Registration Statement on Form N-4 (File No. 333-261004)

Dear Ms. Choo:

On behalf of Pacific Life Insurance Company (“Pacific Life”) and Separate Account A of Pacific Life (811-08946), set forth below are responses to Staff comments received on May 23, 2022, in connection with the above referenced filing on Form N-4 (filed on November 23, 2021) to Pacific Choice 2. All disclosure changes included in this response will be made to the registration statement referenced above, as applicable, by subsequent pre-effective amendment.

Statutory Prospectus

1.	Staff Comment: In the definition of “Fund,” please insert the word “variable” in front of “Investment Options.”

Response: We modified the disclosure accordingly.

2.	Staff Comment: In the definition of “Variable Investment Options,” please change the reference from “variable account” to “fund” since the terms are used interchangeably.

Response: We modified the disclosure accordingly.

3.	Staff Comment: Insert “dollar cost averaging” between the words “allows” and “transfers” in the DCA Plus bullet beneath the Additional Services section of OVERVIEW OF THE CONTRACT.

Response: We modified the disclosure accordingly.

4.	Staff Comment: In the Earnings Sweep bullet of the same section, please conform with the previous three bullets to use either “variable investment option” or “fund.”

Response: We modified the disclosure accordingly.

5.	Staff Comment: In the Optional Death Benefits table of the BENEFITS AVAILABLE UNDER THE CONTRACT section, please disclose when the benefit charges terminate for each death benefit rider as it is provided for each living benefit rider.

Response: We included the requested disclosure in the Optional Death Benefits portion of the table.

6.	Staff Comment: Under the Amount Available for Withdrawal subsection on page 48, change “the age of 65” to “the youngest designated life is age 65” since both single and joint versions of the rider are referenced.

Response: We modified the disclosure accordingly.

7.	Staff Comment: We reiterate Staff Comment 32 of the previous comments received on March 21, 2022. Please include the language underneath the living benefit rider investment option restrictions list in the body of the prospectus, and the same language can be included or summarized in the APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT with reference to their inclusion in the body.

Staff Comment 32 (3/21/2022): Under the Allowable Investment Options disclosure in the living benefit rider section, included the bolded disclosure from the Appendix which starts "By adding an optional living benefit rider to your Contract, you agree to . . ." through the end of the bolded disclosure. May add or delete the specific allowable Investment Options as long as the Appendix is referenced.

Response: We included the requested disclosure in the living benefit rider section.

8.	Staff Comment: Revise the final paragraph of Examples #2 and #3 of the Buffered Investment Benefit example appendix to show the effect of choosing a lower buffer percentage since the numerical examples assume selection of the highest available buffer percentage.

Response: These paragraphs were modified to reflect the Examples’ use of the highest buffer percentage available for each rider.

Initial Summary Prospectus

9.	Staff Comment: Please supplementally confirm that, upon effectiveness, the website link included on the cover page will contain all information required by Rule 498(e)(1) and 30e-3(c)(1)(iii).

Response: We confirm that we have included all information required to be included in the initial summary prospectus legend.

10.	Staff Comment: Please revise the MAKING WITHDRAWALS: ACCESSING THE MONEY IN YOUR CONTRACT to meet all the disclosure requirements of Item 12(a), i.e., include disclosure regarding how proceeds are calculated and when they are payable.

Response: We briefly disclose how withdrawal proceeds are calculated in the Amount Available for Withdrawals paragraph and when the withdrawal proceeds are payable in the renamed Optional Withdrawals paragraph of this section.

11.	Staff Comment: The heading “Accumulation Phase” in this section appears to be called “Optional Withdrawals” in the Statutory Prospectus. Please explain why the heading title is different, or reconcile between the two prospectuses.

Response: We modified this heading to conform to the corresponding section title in the Statutory Prospectus.

12.	Staff Comment: In the first sentence of the Negative Impact on Benefit Values paragraph in this section, please change “before a certain age” to “the youngest Designated Life is age 65.”

Response: We modified the disclosure to include the youngest Designated Life as the appropriate referenced life for joint versions of applicable riders, but modified the age to reference “the age for lifetime withdrawals specified in the rider” to conform with similar disclosure in the Overview of the Contract section which was previously added per Staff discussions. This disclosure is common to other products which have multiple withdrawal benefit riders that have varying eligible ages for lifetime withdrawals.

13.	Staff Comment: Please explain why the information in the Withdrawals Free of a Withdrawal Charge section of the Statutory Prospectus is not included in the Initial Summary Prospectus. Per Item 12(a), it makes sense to include information regarding when withdrawals without a surrender charge may be made.

Response: We included information on the amounts available without payment of a surrender charge accordingly.

I believe the foregoing is responsive to the comments provided. Please do not hesitate to contact me at 402-574-3128 if there are any questions.

Thank you,

/s/ Michael A. Ramirez

Michael A. Ramirez